UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

iHeartMedia, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

45174J509

(CUSIP Number)

Global Media & Entertainment Investments Ltd

c/o Rhone Services, Building # 2,

Western Business Center, Mount Pleasant Village

Western Road, P.O. Box SP – 63131

Nassau, Bahamas

+377 97 70 23 00

Adam W. Finerman, Esq.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 5, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45174J509

1	NAME OF REPORTING PERSON

GLOBAL MEDIA & ENTERTAINMENT INVESTMENTS LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BAHAMAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,631,329
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,631,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,631,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 45174J509

1	NAME OF REPORTING PERSON

THE GLOBAL MEDIA & ENTERTAINMENT INVESTMENTS TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BAHAMAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,631,329
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,631,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,631,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 45174J509

1	NAME OF REPORTING PERSON

JAMES HILL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,631,329
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,631,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,631,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 45174J509

1	NAME OF REPORTING PERSON

SIMON GROOM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,631,329
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,631,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,631,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 45174J509

1	NAME OF REPORTING PERSON

MICHAEL TABOR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,631,329
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,631,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,631,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 45174J509

The following constitutes the Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D to disclose the name change of Honeycomb Investments Limited to Global Media & Entertainment Investments Ltd (“Global Media & Entertainment Investments”), to disclose the name change of The Honeycomb Trust to The Global Media & Entertainment Investments Trust (the “Trust”), and as specifically set forth herein. The name changes were made to align with other media assets held by the Beneficiary through separate structures, all of which are named ‘Global’ in various forms. No changes have been made to the holding structure of Global Media & Entertainment Investments.

Any prior references to Honeycomb Investments Limited and The Honeycomb Trust in the Schedule 13D filed with the Securities and Exchange Commission on February 5, 2021 are now deemed to refer to Global Media & Entertainment Investments and the Trust, respectively.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Global Media & Entertainment Investments (formerly known as Honeycomb Investments Limited), a company organized under the laws of the Bahamas, as to the Shares directly owned by it;
(ii)	The Trust (formerly known as The Honeycomb Trust), a trust organized under the laws of the Bahamas, as the sole stockholder of Global Media & Entertainment Investments;
(iii)	James Hill, a citizen of the United Kingdom, and Simon Groom, a citizen of the United Kingdom (each individually a “Trustee” and collectively, the “Trustees”), as the trustees of Trust; and
(iv)	Michael Tabor, a citizen of the United Kingdom (the “Beneficiary”), as the beneficiary of the Trust.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Global Media & Entertainment Investments. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 110,923,534 Shares outstanding, which is the total number of Shares outstanding as of February 22, 2021, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 25, 2021.

7

CUSIP No. 45174J509

A.	Global Media & Entertainment Investments
(a)	As of the close of business on February 5, 2021, Global Media & Entertainment Investments directly owned 9,631,329 Shares.

Percentage: Approximately 8.7%

B.	The Trust
(a)	The Trust, as the sole stockholder of Global Media & Entertainment Investments, may be deemed to beneficially own the 9,631,329 Shares directly owned by Global Media & Entertainment Investments.

Percentage: Approximately 8.7%

C.        The Trustees

(a)	The Trustees, as the trustees of Trust, may be deemed to beneficially own the 9,631,329 Shares directly owned by Global Media & Entertainment Investments.

Percentage: Approximately 8.7%

D.       The Beneficiary

(a)	The Beneficiary, as the beneficiary of the Trust, may be deemed to beneficially own the 9,631,329 Shares owned by Global Media & Entertainment Investments.

Percentage: Approximately 8.7%

8

CUSIP No. 45174J509

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2021

Global Media & Entertainment Investments Ltd

By:	/s/ Simon Groom
Name: Simon Groom
Title: Director

THE GLOBAL MEDIA & ENTERTAINMENT INVESTMENTS TRUST

By:	/s/ Simon Groom
Name: Simon Groom and James Hill
Title: Trustees

/s/ James Hill
JAMES HILL

/s/ Simon Groom
SIMON GROOM

/s/ Michael Tabor
MICHAEL TABOR

9